FOR IMMEDIATE RELEASE
Transition Therapeutics Announces Third Quarter Fiscal 2008
Financial Results
TORONTO, ON, May 14, 2008 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets including Alzheimer’s disease and diabetes, today announced its financial results for the quarter ended March 31, 2008.
Selected Highlights
During the third quarter of fiscal 2008 and up to the date of this press release, the Company achieved the following significant milestones:
ELND005 (AZD-103) – Alzheimer’s Disease:
•	On January 22, 2008, the Company received a US$5,000,000 milestone payment from Elan. The milestone payment was triggered by the initiation of a Phase II clinical study of Alzheimer’s disease drug candidate, ELND005 (AZD-103) on December 21, 2007;
TT-223 – Diabetes:
•	On March 13, 2008, Eli Lilly and Company (“Lilly”) and Transition announced that the two companies had entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment on April 17, 2008, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized;
Corporate Developments:
•	On January 7, 2008 the Company’s common shares were approved for listing and commenced trading on the NASDAQ Global Market. Prior to this change, the Company’s common shares were listed on the NASDAQ Capital Market since August 20, 2007 under the symbol “TTHI”. The Company’s common shares continue to trade on the Toronto Stock Exchange in addition to the NASDAQ;

Pipeline Review
ELND005 (AZD-103) for Alzheimer’s Disease
Transition’s lead Alzheimer’s disease compound ELND005 (AZD-103) is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.
In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103). In April 2007, Transition announced that the FDA granted Fast Track designation to the investigational drug candidate ELND005 (AZD-103).
On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103). Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.
On December 21, 2007, Elan and Transition announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patents with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. Approximately 65 sites in North America are expected to participate in the program. The study will evaluate both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months.
Patient enrolment of this study is on-going and its progress is on target.
TT-223 for Diabetes
Pre-clinical data in diabetes animal models demonstrate the efficacy of gastrin analogues alone, or in combination with GLP-1 analogues or epidermal growth factor analogues. In humans, Transition’s recent Phase IIa clinical trial data showed that 4-weeks of E1-I.N.T.TM therapy (combination of gastrin analogue and epidermal growth factor analogue) in type 2 diabetes patients resulted in sustained reductions in blood glucose control parameters, including haemoglobinA1C, for 6 months post-treatment. Pre-clinical and clinical data suggests gastrin plays an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes.

On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing. Under the terms of the agreement, Transition has received a $7 million upfront payment, and may also receive up to $130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized.
Transition and Lilly are both participating in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes. Upon completion of this trial, Lilly will be responsible for further development activities and the commercialization of all gastrin based therapeutic products worldwide.
To support the Phase II clinical development program for TT-223, Transition has performed two Phase I studies to expand the dose ranges for TT-223. The first study, a single ascending dose study of TT-223 in healthy volunteers and the second study, a multiple ascending dose study of TT-223 have both been completed.
Transition and its collaboration partner Lilly expect to initiate a Phase II trial evaluating TT-223 in type 2 diabetes patients receiving metformin with or without thiazolidinediones (TZDs) early in the second half of calendar 2008. The companies are also in discussions regarding the timing and planning of another Phase II study with TT-223 in combination with a GLP1 analogue in type 2 patients. The next steps in the development of TT-223 in combination with epidermal growth factor analogue, will be evaluated following the review of data from the above proposed Phase II trials.
Financial Review
Results of Operations
For the three-month period ended March 31, 2008, the Company recorded a net loss of $4,977,020 ($0.22 per common share) compared to a net loss of $3,804,694 ($0.19 per common share) for the three-month period ended March 31, 2007.
The increase in net loss of $1,172,326 or 31% is primarily due to increases in research and development expense and general and administrative expenses. The increase in net loss is partially offset by increased interest income resulting from higher cash and held-to-maturity investment balances and increased foreign exchange gains resulting from the strengthened Canadian dollar.
For the nine-month period ended March 31, 2008, the Company recorded a net loss of $10,628,206 ($0.46 per common share) compared to a net loss of $10,987,524 ($0.58 per common share) for the nine-month period ended March 31, 2007.
The decrease in net loss of $359,318 or 3% is largely due to decreased amortization expense resulting from the Waratah technology being fully amortized in the third quarter of fiscal 2007, recognition of the remaining unamortized upfront fee from Novo, increased interest income resulting from higher cash and held to maturity investment balances, increased foreign exchange gains resulting from the strengthened Canadian dollar and the receipt of the second milestone payment from SCT. For the nine-month period ended March 31, 2008, the decrease in net loss was offset by the future income tax recovery of $2,729,422 that was recognized in the first quarter of fiscal 2007, and was also offset by increases in research and development and general and administrative expenses.
Revenues
Licensing fees decreased to nil for the three-month period ended March 31, 2008 from $32,811 for the same three-month period in fiscal 2007. The decrease is due to the fact that the licensing agreement with Novo Nordisk was terminated during the second quarter of fiscal 2008 and all remaining deferred amounts were recognized at that time.
Licensing fees and milestone revenue increased to $1,596,722 for the nine-month period ended March 31, 2008, from $651,083 for the same period in fiscal 2007. The increase is due to the fact that the licensing agreement with Novo Nordisk was terminated during the second quarter of fiscal 2008 and all remaining deferred amounts were recognized as licensing fee revenue during the period.
The $7,017,000 (US$7 million) upfront payment received from Lilly in April 2008 under the terms of the licensing and collaboration agreement will be recorded as deferred revenue and will be recognized as income on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated.
Research and Development
Research and development expenses increased to $3,780,429 for the three-month period ended March 31, 2008 from $2,281,406 for the three-month period ended March 31, 2007. For the nine-month period ended March 31, 2008, research and development expenses increased to $9,026,351 from $6,051,108 for the same period in fiscal 2007. These increases are primarily the result of an increase in clinical development costs related to ELND005 (AZD-103). The increase was also amplified in the three and nine month periods ended March 31, 2008 as the comparative prior year period included the reimbursement by Novo Nordisk of E1-I.N.T.TM development costs resulting from the amended licensing agreement and development costs related to the gastrin program reimbursed by the JDRF totalling $635,238 and $1,370,153 for the three-month and nine-month periods respectively. These increases were partially offset by decreases in clinical program expenses that related to the Company’s completed I.E.T. clinical trials.
TT-223 research and development costs decreased by $139,392 for the three-month period ended March 31, 2008 compared with the three-month period ended March 31, 2007. For the nine-month period ended March 31, 2008, TT-223 research and development expenses increased by $357,979 from the same period in fiscal 2007. For the nine-month period ended March 31, 2008 costs increased due to the expense associated with the TT-223 Phase I trials. The decrease in the three-month period resulted from the fact that significant program costs were not incurred between the completion of the TT-223 Phase I trials and the preparation for the TT-223 Phase II clinical trial.
General and Administrative
General and administrative expenses increased to $1,456,308 for the three-month period ended March 31, 2008 from $1,212,103 for the three-month period ended March 31, 2007. For the nine-month period ended March 31, 2008, general and administrative expenses increased to $4,294,688 from $3,293,459 for the same period in fiscal 2007. These increases primarily resulted from increased professional fees, insurance and regulatory fees resulting from the NASDAQ listing, increased option expenses and increased corporate governance costs.
Amortization
Amortization for the three-month period ended March 31, 2008 was $729,329 as compared to $803,164 for the three-month period ended March 31, 2007. For the nine-month period ended March 31, 2008, amortization was $2,052,553 as compared to $6,237,197 for the same period in fiscal 2007. These decreases primarily resulted from the Waratah technology being fully amortized during the third quarter of fiscal 2007. This decrease was partially offset by the full period impact of the amortization relating to the NeuroMedix technology acquired during the fourth quarter of fiscal 2007.
Recovery of Future Income taxes
Recovery of future income taxes remained unchanged from Nil for the three-month periods ended March 31, 2008 and 2007. For the nine-month period ended March 31, 2008, recovery of future income taxes was Nil compared to $2,729,422 for the same period in fiscal 2007. The decrease in recovery of future income taxes in the nine month period ended March 31, 2008 as compared to the same period in fiscal 2007 is due to the recognition of future income tax assets resulting from the amalgamation of Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc., 1255206 Ontario Inc. and Waratah Pharmaceuticals Inc. which occurred during the first quarter of fiscal 2007.
Interest Income, net
Interest income for the three-month period ended March 31, 2008, was $638,959 as compared to $464,653 for the same period in fiscal 2007. For the nine-month period ended March 31, 2008, interest income was $1,927,990 as compared to $920,317 for the same period in fiscal 2007. These increases primarily resulted from increased cash balances due to the November 2006 and July 2007 private placements and the upfront and milestone payments received from Elan.

About Transition
Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally or developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.
Extracts of the Interim Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS
(Unaudited in Canadian Dollars)

	March 31,	June 30,
	2008	2007
	$	$

ASSETS
Current
Cash and cash equivalents	13,891,637	1,377,387
Held-to-maturity investments	47,554,962	33,414,383
Receivables	165,604	317,979
Investment tax credits receivable	693,057	559,405
Prepaid expenses and deposits	265,869	519,937

Total current assets	62,571,129	36,189,091
Capital assets, net	1,011,643	1,174,028
Intangible assets	26,517,474	26,632,609

	90,100,246	63,995,728

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,057,031	2,866,655
Due to Elan Pharma International Limited	1,298,777	697,743
Current portion of deferred revenue	—	131,244

Total current liabilities	2,355,808	3,695,642
Deferred revenue	20,719,750	9,885,733
Leasehold inducement	82,882	91,456

Total liabilities	23,158,440	13,672,831

Shareholders’ equity
Share capital
Common shares	160,103,365	133,988,318
Contributed surplus	4,489,285	4,487,752
Stock options	2,668,931	1,538,396
Deficit	(100,319,775)	(89,691,569)

Total shareholders’ equity	66,941,806	50,322,897

	90,100,246	63,995,728

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited in Canadian Dollars)

	Nine-month	Nine-month	Three-month	Three-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2008	2007	2008	2007
	$	$	$	$

REVENUES
Milestone revenue	—	552,650	—	—
Licensing fees	1,596,722	98,433	—	32,811

	1,596,722	651,083	—	32,811

EXPENSES
Research and development	9,026,351	6,051,108	3,780,429	2,281,406
General and administrative	4,294,688	3,293,459	1,456,308	1,212,103
Amortization	2,052,553	6,237,197	729,329	803,164
Foreign exchange loss (gain)	(570,674)	22,013	(350,087)	13,530
Loss (gain) on disposal of capital assets and assets held for sale	—	33,569	—	(8,045)
Write-down on short term investments	—	51,000	—	—

	14,802,918	15,688,346	5,615,979	4,302,158

Loss before the following	(13,206,196)	(15,037,263)	(5,615,979)	(4,269,347)
Interest income, net	1,927,990	920,317	638,959	464,653
Gain of company transferred under contractual arrangement	650,000	400,000	—	—

Loss before income taxes	(10,628,206)	(13,716,946)	(4,977,020)	(3,804,694)
Recovery of future income taxes	—	2,729,422	—	—

Net loss and comprehensive loss for the period	(10,628,206)	(10,987,524)	(4,977,020)	(3,804,694)

Basic and diluted net loss per common share	$(0.46)	$(0.58)	$(0.22)	$(0.19)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the nine-month period ended March 31, 2008 and year ended June 30, 2007
(Unaudited in Canadian Dollars)

						Total
	Number of	Share	Contributed	Stock		Shareholders’
	Shares	Capital	Surplus	Options	Deficit	Equity
	#	$	$	$	$	$

Balance, July 1, 2006	17,494,269	99,563,853	4,469,987	774,858	(69,504,180)	35,304,518

Adjustment to opening deficit for change in accounting policy related to research inventory	—	—	—	—	(3,225,599)	(3,225,599)
Stock options exercised	63,654	601,571	—	(221,177)	—	380,394
Stock options expired	—	—	17,765	(17,765)	—	—
Stock-based compensation expense	—	—	—	1,002,480	—	1,002,480
Issued pursuant to private placement, net	2,986,867	23,964,751	—	—	—	23,964,751
Issued on acquisition of NeuroMedix Inc., net	685,951	9,858,143	—	—	—	9,858,143
Net loss for the year	—	—	—	—	(16,961,790)	(16,961,790)

Balance, June 30, 2007	21,230,741	133,988,318	4,487,752	1,538,396	(89,691,569)	50,322,897

Issued pursuant to private placement, net	1,736,107	23,968,567	—	—	—	23,968,567
Issued pursuant to ENI Shareholder’s Agreement	174,123	1,890,976	—	—	—	1,890,976
Stock options exercised	28,355	255,504	1,533	(99,012)	—	158,025
Stock-based compensation expense	—	—	—	1,229,547	—	1,229,547
Net loss for the nine-month period ended March 31, 2008	—	—	—	—	(10,628,206)	(10,628,206)

Balance, March 31, 2008	23,169,326	160,103,365	4,489,285	2,668,931	(100,319,775)	66,941,806

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.
For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: 416-260-7770, x.223	Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com